HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2014	$	5,000	110,000	1,145,640	1,260,640
Dividend paid to stockholder		-	-	-	-
Net income		-	-	176,952	176,952
Balance at December 31, 2015	$	5,000	110,000	1,322,592	1,437,592

See accompanying notes to financial statements.